Exhibit 4.13

REGISTRATION RIGHTS AGREEMENT

        THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) made as of the 7 day of November, 2002 by and among:

NUR Macroprinters Ltd., a company organized under the laws of the State of Israel, registered under number 52-003986-8, with offices at 12 Abba Hilel Silver Street, Lod, Israel (the "Company"); and

Poalim Capital Markets & Investments Ltd., a company organized under the laws of the State of Israel, registered under number 51-146559-3 with offices at 46 Rothschild Blvd., Tel Aviv, Israel (the "Holder").

RECITALS:

        WHEREAS the Company has issued to the Holder a certain Warrant dated October, 2002, (the “Warrant”) to purchase 11,000 Ordinary Shares of the Company, par value NIS 1.00 per share (the “Warrant Shares”); and

        WHEREAS the Company hereby undertakes to register the Warrant Shares underlying the Warrant in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.     Definitions.

        Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed thereto in the Warrant Agreement (as defined below). As used herein, the following terms have the following meaning:

        “Commission”refers to the Securities and Exchange Commission.

        “Effective Date” shall have the meaning as set forth in the Warrant Agreement.

        “Register”, “registered”, and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

        “Registrable Shares” means the Company’s Ordinary Shares issuable upon the exercise of the Warrant.

        “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

    2.        Piggyback Registration.    If the Company at any time following the Effective Date, proposes to register any of its securities (other than a registration statement on Form S-8 or any successor form for securities to be offered to employees of the Company pursuant to any employee benefit plan or a registration statement on form F-4 or any other successor form), for its own account or for the account of any other person, it shall give notice to the Holder of such intention. Upon the written request of the Holder given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered in the manner requested by the Holder. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Company in writing that marketing or other factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting, shares held by the Holder, to the extent necessary to satisfy such limitation, shares held by the Holder and by other shareholders of the Company who are entitled to have their shares included in such registration, pro rata among them to the extent necessary to satisfy such limitation. To the extent Registrable Shares are excluded from such underwriting, the Holder shall agree not to sell its Registrable Shares included in the registration statement for such period, not to exceed 180 days, as may be required by the managing underwriter, and the Company shall keep effective and current such registration statement for such period as may be required to enable the Holder to complete the distribution and resale of its Registrable Shares. Notwithstanding the provisions of this Section 2, the Company shall have the right at any time after it shall have given notice to the Holder, to elect not to file any such proposed registration statement.

    3.        Designation of Underwriter.

              In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter in any underwritten offering.

    4.        Expenses.    All expenses incurred in connection with any registration under Section 2 shall be borne by the Company; provided, however, that the Holder shall pay its pro rata portion of the discounts payable to any underwriter.

    5.        Indemnities.    In the event of any registered offering of Ordinary Shares pursuant to this Agreement:

              5.1        The Company will indemnify and hold harmless, to the fullest extent permitted by law, the Holder, from and against any and all losses, damages, claims, liabilities, joint or several, costs, and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which the Holder may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expenses arise out of are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein, in the light of the circumstances in which they are made, not misleading, and the Company will reimburse the Holder, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, liability, action, or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost, or expense arises solely out of or is based solely upon an untrue statement or alleged untrue statement, or omission or alleged omission, so made in conformity with information furnished to the Company by the Holder, specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; and provided, further, that the indemnity agreement contained in this Sub-Section 6.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder, the underwriter, or any controlling person of the Holder or the underwriter, and regardless of any sale in connection with such offering by the Holder.

              5.2        The Holder participating in a registration hereunder will indemnify and hold harmless the Company, the officers and directors of the Company, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter, from and against any and all losses, damages, claims, liabilities, costs, or expenses (including any amount paid in any settlement effected with the Holder’s consent) to which the Company, the officers and directors of the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expense arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and the Holder will reimburse the Company, the officers and directors of the Company, any underwriter, and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, action, or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished in a certificate by the Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement), or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Security Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this Sub-Section 5.2 shall not apply to amounts paid in settlement of any such claim loss, damage, liability, or action if such settlement is effected without the consent of the Holder, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of the Holder exceed the gross proceeds from the offering received by the Holder.

              5.3        Promptly after receipt by an indemnified party pursuant to the provisions of Section 5.1 or 5.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 5.1 or 5.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party shall only relieve it from any liability which it may have to any indemnified party to the extent that such indemnifying party has been damaged by such omission to notify hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and if in the reasonable judgment of the indemnified party there are separate defenses that are available to the indemnified party or there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select, at the expense of the indemnifying party, separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Section 5.1 or 5.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party’s intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

              5.4        If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’relative knowledge and access to information concerning the matter with respect to which was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable consideration appropriate under the circumstances. In no event shall any party that is found liable for fraudulent misrepresentation within the meaning of Section 1(f) of the Securities Act be entitled to contribution hereunder from any party not found so liable.

              6.        Conditions to Registration.    The Company shall not be obligated to effect the registration of the Registrable Shares pursuant to this Agreement unless the Holder participating therein consents to customary conditions of a reasonable nature that are imposed by the Company, including, but no limited to, the following:

                  (a)        conditions prohibiting the sale of Registrable Shares by the Holder from 30 days before the filing of the registration statement until the registration statement becomes effective;

                  (b)        conditions requiring the Holder to comply with all applicable provisions of the Securities Act and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, but not limited to, the prospectus delivery requirements, and to furnish to the Company information about sales made in such public offering; and

                  (c)        conditions prohibiting the Holder, upon receipt of written notice from the Company that it is required by law to correct or update the registration statement or prospectus, from effecting sales of the Registrable Shares until the Company has completed the necessary correction or updating.

    7.        Lock-Up.    In any registration of the Company’s shares, the Holder acknowledges that any sales of Registrable Shares may be subject to a “lock-up” period restricting such sales beginning thirty (30) days prior to, and for up to one hundred and eighty (180) days following, the effective date of such registration, and the Holder will agree to abide by such customary “lock-up” period as is required by the underwriter in such registration.

    8.        Customary Arrangements.    The Holder may not participate in any underwritten offering pursuant to a registration filed hereunder, unless the Holder (a) agrees to sell its securities on the basis provided in any customary underwriting arrangements, and (b) provides any relevant information and completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements; provided, however, that the Holder participating in the underwritten registration may appoint one legal or other representative to negotiate the underwriting arrangements.

    With regard to the provisions of this Agreement, the Company undertakes to use its best efforts to register the Registrable Securities.

    The Company undertakes to use its best efforts to comply with all its filing obligations under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder

    9.        Public Information.    The Company undertakes to make publicly available and available to the Holder adequate current public information within the meaning of, and as required pursuant to, Rule 144.

    11.        Non-United States Offering.    In the event of a public offering of securities of the Company outside of the United States, the Company will afford the Holder registration rights in accordance with applicable law and comparable in substance to the foregoing registration rights.

    12.        Assignment of Registration Rights.    The rights to cause the Company to register Registrable Shares pursuant to this Agreement may only be assigned by the Holder (the “Assignment”) under the following conditions:

(i)	The assignment shall be concurrent with the sale or transfer of the Warrant or the Registrable Shares and only with respect to the transferred Registrable Shares;

(ii)	The Holder may only assign the Registration Rights pursuant to this Agreement on one occasion, to no more than one transferee; and

(iii)	The assignee of the Registration Rights may not further assign the Registration Rights. In addition, the Company shall have no obligation to amend an effective registration statement to reflect the name of a transferee in such registration statement.

    13.        Changes in Registrable Shares.    If, and as often as, there are any changes in the Registrable Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Shares as so changed.

    14.        Entire Agreement.    This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (including, without limitation, the term sheet entered into between the Company and the Holder, and any and all negotiations and oral understandings with respect thereto) and any and all registration rights that the Company had previously granted to any party hereto in any capacity whatsoever. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

    15.        Governing Law.    This Agreement shall be governed in all respects by the laws of the State of New York, as such laws are applied to agreements between State of New York residents entered into and to be performed entirely within State of New York, whether or not all parties hereto are residents of State of New York.

    16.        Successors and Assigns.   The provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns as provided in Section 12, heirs, executors and administrators of the parties hereto.

    17.        Notices.    Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon receipt by the party to be notified (including by telecopier, receipt confirmed) or seven (7) days after deposit with the United States Post Office or three (3) days after deposit with the Israel Post Authority, by registered or certified mail, postage prepaid and addressed to the party to be notified (a) if to a party other than the Company, at such party’s address set forth in this Agreement or at such other address as such party shall have furnished the Company in writing, or, until any such party so furnishes an address to the Company, then to and at the address of the last holder of the shares covered by this Agreement who has so furnished an address to the Company, or (b) if to the Company, at its address set forth at in this Agreement, or at such other address as the Company shall have furnished to the parties in writing.

    18.        Severability.    Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any party whether arising by reason of the law of the respective party’s domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

    19.        Titles and Subtitles.    The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

    20.        Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signatures.

        IN WITNESS WHEREOF the parties have signed this Agreement.

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Nur Macroprinters Ltd.
By: Hilel Kremer, CFO
Date: 21.11.02

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Poalim Capital Markets& Investments Ltd
By: _______________
Date: _______________